MANGLED MASCOTS LLC

FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mangled Mascots LLC
Mount Juliet, Tennessee

We have reviewed the accompanying financial statements of Mangled Mascots LLC, which comprise the balance sheets as of March 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
July 7, 2021

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MANGLED MASCOTS LLC
BALANCE SHEETS
MARCH 31, 2021 AND 2020
(unaudited)

ASSETS


	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ -	$ -
Inventory	1,500	-
TOTAL CURRENT ASSETS	1,500	-
OTHER ASSETS		
Intangible assets	3,945	-
TOTAL ASSETS	$ 5,445	$ -


LIABILITIES AND SHAREHOLDERS' EQUITY


	2021	2020
CURRENT LIABILITIES		
Cash overdraft	$ 1,067	$ -
TOTAL CURRENT LIABILITIES	1,067	-
TOTAL LIABILITIES	1,067	-
SHAREHOLDERS' EQUITY		
Contributions/(Distributions)	117,675	-
Accumulated deficit	(113,297)	-
TOTAL SHAREHOLDERS' EQUITY	4,378	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 5,445	$ -


See independent accountant's review report and accompanying notes to financial statements.


MANGLED MASCOTS LLC
STATEMENTS OF INCOME
MARCH 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 3,362	$ -
COST OF GOODS SOLD	2,774	-
GROSS PROFIT	588	-
OPERATING EXPENSES		
Consulting expenses	11,190	-
General and administrative	20,704	-
Professional fees	58,780	-
Sales and marketing	23,211	-
TOTAL OPERATING EXPENSES	113,885	-
NET OPERATING INCOME	(113,297)	-
TOTAL OTHER INCOME/(EXPENSES)	-	-
NET LOSS	$ (113,297)	$ -

See independent accountant's review report and accompanying notes to financial statements.

MANGLED MASCOTS LLC
STATEMENTS OF EQUITY
MARCH 31, 2021 AND 2020
(unaudited)

	Membership Units	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, OCTOBER 29, 2019 (INCEPTION)	-	-	$ -	$ -
Net loss	-	-	-	$ -
ENDING BALANCE, MARCH 31, 2020	-	$ -	$ -	$ -
Issuance of membership units	1,000,000	117,675	-	$ 117,675
Net loss	-	-	(113,297)	$ (113,297)
ENDING BALANCE, MARCH 31, 2021	**1,000,000**	**$ 117,675**	**$ (113,297)**	**$ 4,378**

See independent accountant's review report and accompanying notes to financial statements.

MANGLED MASCOTS LLC
STATEMENTS OF CASH FLOWS
MARCH 31, 2021 AND 2020
(unaudited)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (113,297)	$ -
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets:		
Inventory	(1,500)	-
CASH USED FOR OPERATING ACTIVITIES	(114,797)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(3,945)	
CASH USED FOR INVESTING ACTIVITIES	(3,945)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Due to related party	-	-
Issuance of membership units	117,675	-
CASH PROVIDED BY FINANCING ACTIVITIES	117,675	-
NET INCREASE (DECREASE) IN CASH	(1,067)	-
CASH AT BEGINNING OF YEAR	-	-
CASH AT END OF YEAR	$ (1,067)	$ -
CASH PAID DURING THE YEARS FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Mangled Mascots LLC (the "Company") was incorporated in the State of Tennessee on October 29, 2019. The Company produces dog toys that can have a sports mascot, college/high school mascot, or custom design. Additionally, the Company's goal is to provide a dog toy that will connect dog lovers and sports fans together over a functional item. The Company began operations in 2020.

Going Concern
Since Inception, the Company has relied on funds from membership units issued and loans from related parties to fund its operations. As of March 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of March 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as generate revenue from revenue producing activities.

Fiscal Year
The Company operates on a March 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of March 31, 2021, and 2020 the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of March 31, 2021.

1.   **Summary of Significant Accounting Policies (continued)**

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At March 31, 2021, and 2020 the balance of inventory related to finished goods was $1,500 and nil and the balance of inventory related to raw materials was nil and nil, respectively.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of Tennessee.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

See independent accountant's review report.

1. **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling customizable dog toys. The Company's payments are generally collected upfront. For periods ending March 31, 2021, and 2020 the Company recognized $3,362 and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Equity**

Membership Units
Under the articles of organization, the total number of membership units that the Corporation shall have authority to issue is 1,000,000 units. As of March 31, 2021, and 2020 1,000,000 and nil units have been issued and are outstanding.

4.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on October 29, 2019, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5.   **Subsequent Events**

Managements Evaluation
The Company has evaluated subsequent events through July 7, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.